788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

No. 16-311
News Release	January 12, 2016

Platinum Group Metals Waterberg Project Budget Increased
And 12 Drill Rigs Mobilized

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports that the current budget for the Waterberg Project has been expanded from US $8.0 million to US $8.5 million for the annual period ending March 31, 2016. The budget is fully funded by joint venture partner the Japan Oil, Gas and Metals National Corporation ("JOGMEC"). Expenditures to date in the annual period at Waterberg are approximately US $6.0 million. Platinum Group holds a direct and indirect interest of 58.62% in Waterberg and is the project operator.

The current budget has been expanded by moving funding forward from the next budget period. This provides for immediate new drilling targeted to expand recently identified shallow areas of F Zone mineralization of greater than 10 meters in thickness. The objective is to delineate indicated category resources with the best grade thickness that are accessible early in the project from decline ramps. Twelve drill rigs are being mobilized to the Waterberg site. The expanded drill program is to be completed by March 31, 2016, followed shortly by an updated resource calculation, which will be incorporated into a pre-feasibility study already in progress for the project.

Additional drilling will also be focused on expanding upon an intercept of the T Zone grading 5.84 g/t platinum, palladium and gold (“3E”) (1.80 g/t Pt, 2.86 g/t Pd, 1.18 g/t Au) over 19 meters (15 meters true width) at a depth of 812 meters to 831 meters. These thicker F and T Zones are in contrast to typical South African platinum deposits with a thickness of 1 meter that are mined manually.

The current deposit scale is more than 360 million tonnes as detailed below. The objective of the current drilling is to target the best grade thickness in the shallowest locations. The deposit has shallow regions where grid areas measuring 250 meters by 250 meters are estimated to host more than 0.5 million 3E resource ounces each. Targeting the best areas of shallow mineralization within these regions along the 13 kilometer open strike length of the Waterberg Project is critical to optimizing the pre-feasibility design. Additional resources above 200 meters deep may play an important role in the initial years of the ramp-up profile of the pre-feasibility mine design.

R. Michael Jones, President, CEO and Co-founder of Platinum Group said “We are very fortunate to have a sound technical partner in JOGMEC. Their commitment allows us to execute one of the most active drill programs in Southern Africa with the objective of growing indicated resources in a world-class project for an on-going pre-feasibility study. The ongoing work programs and large potential at Waterberg combined with the commissioning of our first platinum mine at the WBJV Project 1 demonstrate a level of business activity that is in contrast to current market conditions. Project 1 is in hot commissioning now and is scheduled for first production shortly.”

Pre-feasibility engineering on the Waterberg deposit, including optimization of the metallurgical flow sheet using South African and Japanese expertise, is continuing. Engagement with utilities for the delivery of bulk services also continues. Mine planning and optimization using fully mechanized methods is also ongoing.

PLATINUM GROUP METALS LTD.	…2

Details of the Offset Target Areas Up-Dip

The following F Zone intercepts remain open up dip and have areas of more than 300 meters of open strike length at shallower depths. The T Zone intercepts remain open down dip and the area of interest has a strike length of 900m:

AREA	BHID	FROM	TO	ZONE	LENGTH	PGE*	PT*	PD*	AU*
					m	g/t	g/t	g/t	g/t
F Zone	WB154	375.87	389.33	BSFZ	13.46	4.67	1.38	3.02	0.27
F Zone	WB094	361.50	390.23	BSFZ	28.73	4.79	1.41	3.16	0.22
F Zone	WE067	466.75	494.15	BSFZ	27.40	3.97	1.16	2.59	0.22
F Zone	WE030	326.50	345.97	BSFZ	19.47	3.65	1.18	2.35	0.12
F Zone	WE061	406.00	455.35	BSFZ	49.35	4.1	1.21	2.68	0.21
F Zone	WE023	431.34	438.05	BFZ	6.71	5.7	1.62	3.77	0.31
T Zone	WB032	799.67	803.92	TZ	4.25	5.04	1.47	2.49	1.08
T Zone	WB186	812.00	831.00	TZ	19.00	5.84	1.8	2.86	1.18

*The grade values above are the weighted averages platinum, palladium and gold of all deflections for each hole. There are typically 3 deflections per hole.
BFZ - Boundary F Zone
BSFZ - Boundary Super F Zone
TZ - T Zone

July 2015 Waterberg Resources

The resource ounces estimated at Waterberg prior to the current drilling program are:

25.64 Million 3E Ounces Inferred plus 12.61 Million 3E Ounces Indicated

Inferred - 246 million tonnes grading 3.25 g/t 3E (0.98 g/t Pt, 2.11 g/t, Pd, 0.16 g/t Au, 2.50 g/t cutoff)

Indicated - 121 million tonnes grading 3.24 g/t 3E (0.97g/t Pt, 2.11 g/t, Pd, 0.16g/t Au, 2.50 g/t cutoff)

For resource details see July 22, 2015 News Release and Ni 43-101 technical report filed on September 4, 2015 entitled “An Independent Technical Report on the Waterberg Project located in the Bushveld Igneous Complex, South Africa” dated effective July 20, 2015 and prepared by Charles J Muller (B. Sc. (Hons) Geology) Pri. Sci. Nat., of CJM Consulting (Pty) Ltd. at www.sedar.com.

1. The Mineral Resources are classified in accordance with the SAMREC standards. There are certain differences with the "CIM Standards on Mineral Resources and Reserves"; however, in this case the Company believes the differences are not material and the standards may be considered the same. Mineral Resources do not have demonstrated economic viability and Inferred resources have a high degree of uncertainty. Mineral Resources may never be upgraded or converted to reserves.
2. The Mineral Resources and are provided on a 100% project basis and Inferred and Indicated categories are separate and the estimates have an effective date of July 20th 2015.

PLATINUM GROUP METALS LTD.	…3

3. A cut-off grade of 2.5 g/t 3E for both the T and the F zones is applied to the selected base case Mineral Resources. Previously a 2 g/t 4E cut-off was applied to the resources.
4. Kriging was used and Cut off for the T and the F zones considered costs, smelter discounts, concentrator recoveries from previous engineering work completed on the property by the Company

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd., founded in 2002 is based in Johannesburg, South Africa and Vancouver, Canada. The Company is starting production in January 2016 at its WBJV Project 1 platinum mine. Waterberg is the focus of the Company’s exploration efforts targeting a globally significant, long term, competitive and fully mechanized PGE mine.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones
CEO and Co Founder

For further information contact:
               R. Michael Jones, President
               or Kris Begic, VP, Corporate Development
               Platinum Group Metals Ltd., Vancouver
               Tel: (604) 899-5450 / Toll Free: (866) 899-5450
               www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding; the construction, development and ramp up of the Project 1 platinum mine; operational and economic projections with respect to the Project 1 platinum mine; future activities at Waterberg and the funding of such activities; trends in metal prices; the Company’s overall capital requirements and future capital raising activities; plans and estimates regarding exploration, studies, development, construction and production on the Company’s properties, other economic projections and the Company’s outlook. Statements of resources also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including; the Company’s capital requirements may exceed its current expectations; the uncertainty of operational and economic projections; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.